Exhibit 17(a)

PROTECTIVE LIFE INSURANCE COMPANY

DESCRIPTION OF ISSUANCE, TRANSFER, AND REDEMPTION PROCEDURES FOR
FLEXIBLE PREMIUM VARIABLE AND FIXED LIFE INSURANCE POLICIES

Pursuant to Rule *6 e-3(T)(b)(12)(iii)

This document sets forth the administrative procedures that will be followed by Protective Life Insurance Company (“Protective Life” or the “Company”) concerning the issuance of an individual Flexible Premium Variable and Fixed Life Insurance Policy (the “Policy”), the transfer of assets held thereunder, and the redemption by Owners of their interests in such Policy.

I. PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF POLICIES

A. Application and Underwriting

Upon receipt of a completed application, the Company will follow underwriting (e.g., evaluation of risks) procedures designed to determine whether the applicant is insurable. The underwriting policies of the Company are established by management. The Company uses information from the application and, in some cases, inspection reports, attending physician statements, or medical examinations to determine whether a Policy should be issued as applied for, rated, or rejected. Medical examinations of applicants are required for Policies in excess of certain prescribed amounts and for most insurance applied for by applicants over age 40. Medical examinations are requested of any applicant, regardless of age and amount of requested coverage, if an examination is deemed necessary to underwrite the risk. Substandard risks may be referred to reinsurers for full or partial reinsurance of the substandard risk.

The Company requires blood samples to be drawn for applications of coverage over $50,000 (ages 16-70) and all amounts ages 71 and greater. Blood samples are tested for a wide range of chemical values and are screened for antibodies to the HIV virus. Applications also contain questions permitted by law regarding the HIV virus which must be answered by the proposed Insureds. The Company will not issue a Policy until the underwriting procedures have been completed.

Insurance coverage under a Policy will begin as of the Policy Effective Date, which is generally the Issue Date. If, an initial minimum premium is received with an application, the Policy Effective Date will be the later of the date that the application is signed or any required medical examination is completed. Temporary life insurance coverage (including various types of conditional receipt) may be provided under the terms of the temporary life insurance (or conditional receipt) agreement. In accordance with the terms of the such agreements, temporary life insurance coverage may not exceed $1,000,000 and may not be in effect for more than 60 days.

In order to obtain a more favorable Issue Age, the Company may permit Owners to “backdate” a Policy by electing a Policy Effective Date which is up to six months prior to the date of the original application; state restrictions may apply. Charges will be deducted, as of the new Policy Effective Date, for the backdated period for Monthly Deductions.

B. Initial Premium Processing and Premium Payments

Premiums for the Policies will not be the same for all Owners. The Company requires that the initial premium payment for a Policy be at least equal to the minimum required for the mode of premium selected. For example, the initial premium payment can never be less than $150 quarterly. Premiums paid on a preauthorized checking withdrawal basis can never be less than $50 per month.

For Policies issued in states where, upon cancellation during the Cancellation Period, the Company returns at least the Owner’s premium payments, the Company reserves the right to allocate the initial Net Premium Payment (and any subsequent Net Premium Payments made during the Cancellation Period) to the Oppenheimer Money Fund Sub-Account or the Fixed Account until the expiration of the number of days in the Cancellation Period plus six days starting from the date the Policy is mailed from the Home Office. Upon expiration of this period, the Policy Value in the Oppenheimer Money Fund Sub-Account or the Fixed Account and all Net Premium Payments will be allocated according to the Owner’s allocation instructions then in effect. In all other states, the Company will allocate the initial Net Premium Payment (and any subsequent Net Premium Payments made during the Cancellation Period) in accordance with the Owner’s instructions.

Following the initial premium, the Owner may pay planned premiums on a quarterly, semi-annual, and annual basis. For the first Policy Year, the amount of the planned premiums can be no less than the minimum initial premium payment calculated on an annual basis. The minimum initial premium payment required depends on a number of factors, including the age, sex and rate class of the proposed Insured, the initial face amount, any supplemental benefits and/or riders and the Planned Periodic Premiums selected. If the Owner fails to pay the planned premiums, the Policy may lapse.

An Owner may make unscheduled premium payments, at any time. Unless a Policy is otherwise protected by the lapse protection provision, a Policy will remain in force while the cash surrender value is sufficient to pay the monthly deductions. The amount of premium, if any, which must be paid to keep the Policy in force, depends upon the cash surrender value of the Policy, which in turn depends on such factors as the investment experience and the amount of monthly deductions which includes cost of insurance. While not every Insured is subject to the same cost of insurance rate, there will be a single “rate” for every Insured in a given actuarial category.

The cost of insurance rate for a Policy is based on and varies with the Issue Age, duration, sex and rate class of the Insured and on the number of years that a Policy has been in force. Protective Life currently places Insureds in the following rate classes, based on underwriting: Preferred (ages 18-80)  Non-Tobacco (ages 0-80), Preferred Tobacco (ages 18-75), Tobacco (ages 18-80),  Select Preferred (ages 18-75) and substandard rate classes, which involve a higher mortality risk than the Tobacco or Non-Tobacco classes.

Protective Life will determine a cost of insurance rate for increments of Face Amount above the Initial Face Amount based on the Issue Age, duration, sex and rate class of the Insured at the time of the request for an increase. The following rules will apply for purposes of determining the Net Amount at Risk for each rate.

Protective Life places the Insured in a rate class when the Policy is issued, based on Protective Life’s underwriting of the application. This original rate class applies to the Initial Face Amount. When an increase in Face Amount is requested, Protective Life conducts underwriting before approving the increase to determine whether a different rate class will apply to the increase. If the rate class for the increase has lower cost of insurance rates than the original rate class, the rate class for the increase also will be applied to the Initial Face Amount.

Protective Life does not conduct underwriting for an increase in Face Amount if the increase is requested as part of an exercise of a guaranteed option to increase the Face Amount without underwriting.

However, in no event may the total of all premiums paid in any Policy year exceed the current maximum premium limitations for that year established by Federal tax laws or by the Company. If the Owner pays a premium that would result in total premiums exceeding the current maximum premium limitations, the Company will only accept that portion of the premium that will make total premiums equal the maximum. Any premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limitations prescribed by Federal tax law.

If any premium payment would cause an increase in the Policy’s death benefit exceeding the premium received, the Company may require additional evidence of insurability before accepting any premium payment.

C. Lapse and Reinstatement Procedures

The Company offers lapse protection to Owners of Policies for a specified period of time from the policy effective date. The specified period for this lapse protection is established based on the age of the Insured as of the Policy Effective Date. This provision offers continued life insurance coverage for the requested initial face amount provided the Owner of the Policy continues to pay the minimum monthly guarantee premium throughout the Lapse Protection Period. The amount of premiums required will be net of any loans and withdrawals on the Policy.

The Policy’s lapse protection provision will be threatened if the Company does not receive an amount equal to the minimum monthly guarantee premium specified in the Policy (net of loans and withdrawals) for each month the policy has been in force.

During the first 10 Policy Years, a surrender charge will be deducted if the Policy lapses.

The Policy may be reinstated within five years after lapse and while the Insured is still living unless the Policy has been surrendered. A Policy will be reinstated upon receipt by the Company of: (1) a written application for reinstatement; (2) evidence of insurability satisfactory to the Company; (3) payment of net premiums equal to (a) all monthly deductions due but unpaid during the grace period and (b) an amount at least sufficient to keep the Reinstated Policy in force for three months; and (4) the Owner repays or reinstates any outstanding policy debt or liens as of the date of lapse.

The amount of cash value in the Policy on the date the Policy is approved for reinstatement will be equal to the amount of any Policy Debt reinstated or repaid at the time of reinstatement plus the Net Premiums paid at reinstatement. The effective date of reinstatement will be the date the Company approves the application for reinstatement. A full monthly deduction will be charged for the month of reinstatement.

II. REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

The principal policy provisions and administrative procedures regarding “redemption” transactions are summarized below. Due to the insurance nature of the Policies, the procedures that will be followed may be different from the redemption procedures for mutual funds and contractual plans.

A. Surrenders and Withdrawals

An Owner of a Policy may submit a written request to the Company to surrender the Policy at any time while the Insured is living and while the Policy is in effect. The amount available for surrender is the surrender value as of the valuation day on or next following the date the written surrender request, the Policy and any other required documents are submitted and received by the Company. If the Policy itself isn’t returned to the Company the request must be accompanied by a completed affidavit of lost policy. Amounts payable upon surrender or a partial withdrawal will be paid within seven calendar days of receipt of the written request.

Upon surrender, the Company will pay in a lump sum the surrender value that is equal to the cash value as of the valuation day less any outstanding Policy Debt which includes accrued interest less any applicable surrender charges. Coverage under a Policy will end as of the date of surrender.

If the Policy is surrendered, if the Policy lapses, or if the initial face amount is reduced, during the first 10 Policy Years, a surrender charge will be deducted from the Policy Value for the initial face amount (or the reduction thereof). The surrender charge will be deducted before any surrender value is paid.

The surrender charge varies depending on issue-age, sex and rate class of the Insured and is set forth in your Policy. Representative surrender charges, per $1,000 of initial face amount in the first Policy Year, for an Insured male non-tobacco at each specified issue age are set forth below. The surrender charge decreases over the ten-year period.

Surrender Charge (First Year)
Per $1,000 of
Issue Age	Initial Face Amount
30	29.75
35	32.50
40	36.00
45	40.25
50	45.50
55	52.50
60	57.75
65	57.50
70	57.25
75	56.75
80	56.50

After the 10th Policy Year, there is no surrender charge for the initial face amount. If the initial face amount is decreased at any time during the first ten Policy Years, a Surrender Charge will be imposed which will be equal to the stated surrender charge for such Policy Year per $1,000 of decrease. In the event of a decrease in the initial face amount, the pro-rated surrender charge will be allocated to each Sub-Account and to the Fixed Account based on the proportion of Policy Value in each Sub-Account and in the Fixed Account. A surrender charge imposed in connection with a reduction in the initial face amount reduces the remaining surrender charge that may be imposed in connection with a surrender of the Policy.

After the first Policy Year, the Owner may also request a withdrawal (partial surrender) by sending a written request to the Company. An Owner may make a withdrawal of an amount equal to or greater than $500. The request must be submitted in writing to the Company. The Company will withdraw the amount requested, plus a withdrawal charge, as of the date the request is received in the Home Office. Requests received at or after 3:00 P.M Central Time are processed as of the next Valuation Day. The Owner may elect to deduct the amount of the withdrawal from any Sub-Account or the Fixed Account. If the Owner does not specify an allocation, or if the Sub-Account value or Fixed Account value is insufficient to carry out the request, the withdrawal will be based on the proportion that such Sub-Account value(s) and Fixed Account value, bear to the total unloaned Policy Value on the valuation day immediately prior to the withdrawal. No withdrawal amounts will be processed if the withdrawal would result in there being insufficient surrender value to pay any surrender charges applicable upon a full surrender.

The Company will deduct a withdrawal charge for each withdrawal. This charge is the lesser of 2% of the amount withdrawn or $25. This withdrawal charge will be deducted from the Policy Value in addition to the amount requested to be withdrawn and will be considered to be part of the withdrawal amount. The withdrawal charge will be allocated in the manner described above for the requested amount.

The death benefit will be affected by withdrawals. If death benefit option A is in effect then the Company reserves the right to reduce the face amount by the amount withdrawn (inclusive of withdrawal charge). If the Owner requests that the initial face amount be retained, the Company will honor this request provided the amount of withdrawal does not exceed $5,000 in any give policy year. If the request for withdrawal exceeds $5,000, then the Company will request that satisfactory evidence of insurability be provided with the withdrawal request. If death benefit option B is in effect, then the Company will not reduce the face amount.

The face amount after a partial withdrawal may not be less than the minimum amount for which the Policy would be issued under the Company’s current rules. If the withdrawal causes the Policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by the Company, it will not be processed. If the Face Amount at the time of withdrawal requires a decrease of Face Amount, the reduction is made first from the most recent increase, then from prior increases, if any, in reverse order of their being made and finally from the initial Face Amount for which a surrender charge will be deducted.

B. Changes in Face Amount

An Owner may increase or decrease the face amount of the Policy after the first Policy Anniversary by submitting a written request to the Company. A supplemental application is required for an increase in face amount. The Company reserves the right to require satisfactory evidence of insurability for the requested increase portion. Face Amount increases and decreases are subject to the following rules:

1.              For increases in face amount, the Insured’s attained age must be less than the maximum current issue age for the Policies, as determined by the Company from time to time.

2.              The amount of the requested increase must be at least $10,000.

3.              Any increase in face amount will be effective on the monthly anniversary day on or next following the date the request for the increase is received and approved by the Company.

4. If the lapse protection provision is in effect, the minimum monthly premium amount required to keep the Policy in force will generally increase and additional premium payments may be required.

5. The monthly cost of insurance charge will be adjusted as of the next monthly anniversary day following the approval of the written request.

6. There will be an administrative charge assessed based on a rate per $1,000 of increased coverage. This administrative charge will be deducted from the Policy Value monthly during the twelve month period following the effective date of the increase. This administrative charge is based on the original issue age, duration, sex, and rate class of the Insured.

7. A decrease in face amount will not be accepted by the Company, if the amount requested would decrease the face amount below $100,000.

8. A proportionate Surrender Charge will be imposed for decreases in initial face amount (please note previous section on “Surrenders and Withdrawals”).

The Company reserves the right to not process any decrease in Face Amount, if compliance with guideline premium limitations (or other tax compliance test) under current tax law resulting from such a decrease, would result in immediate termination of the Policy, or if to effect the requested decrease, payments to the Owner would have to be made from Policy Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Surrender Value of the Policy. In addition, the Company reserves the right to prohibit any decrease in Face Amount (i) for three years following an increase in Face Amount and (ii) for one Policy Year following the last decrease in Face Amount.

C. Change in Death Benefit Option

On or after the first Policy Anniversary, the Owner may request in writing a change in the death benefit option. Any change will go into effect on the monthly anniversary day that coincides with or next follows the date the Company receives and accepts the request for change. If the Owner requests a change from Option A to Option B, the face amount will be decreased by the amount of the policy value on the effective date of the change. If the Owner requests a change from Option B to Option A, the face amount will be increased so that it equals the death benefit plus the policy value on the date of the change. The Company reserves the right to require satisfactory proof of insurability before allowing a change in death benefit options.

D. Death Benefit Claims

While the Policy remains in force, the Company will pay a death benefit to the named beneficiary in accordance with the death benefit option elected by the Owner. The Company will pay the death benefit within seven calendar days after receipt in its home office of all necessary proof of death of the Insured. Payment of a death benefit may be postponed under certain circumstances, such as the New York Stock Exchange being closed for reasons other than customary weekend and holiday closings. The death benefit proceeds will be determined as of the date of the Insured’s death and will be equal to:

1. the death benefit under the option elected; plus

2. any additional benefits due under any supplemental riders and/or benefits attached to this Policy; less

3. any policy debt; less

4. any liens for payments made under an accelerated death benefit rider or endorsement, plus accrued interest; less

5. any unpaid monthly deductions if the Insured dies during the grace period.

The death benefit proceeds will be determined based on the death benefit option selected by the Owner on the application for insurance, or any request for change in death benefits, and the selected Federal Tax Compliance test applicable to the Policy.

Calculation of Death Benefit Under the Guideline Premium Limitation test:

Death Benefit Option A (Level) is equal to the greater of:

The current Face Amount; or

A specified percentage of the Policy Value as indicated on a table set forth in the Policy.

Death Benefit Option B (Increasing) is equal to the greater of:

The current Face Amount plus the Policy Value; or

A specified percentage of the Policy Value as indicated on a table set forth in the Policy.

Calculation of Death Benefit Under the Cash Value Accumulation Test:

Death Benefit Option A (Level) is equal to the greater of:

The current Face Amount; or

The minimum death benefit described below.

Death Benefit Option B (Increasing) is equal to the greater of:

The current Face Amount plus Policy Value; or

The minimum death benefit described below.

The minimum death benefit is the amount of level death benefit that the Policy Value would purchase if paid as a net single premium at such time.

E. Policy Loans

When the policy has cash value and while the Insured is still living, an Owner may borrow from the Company. Generally the minimum loan amount is $500 and the maximum loan amount is 99% of the Policy’s Cash Value. This maximum is reduced by any Policy Debt or any lien outstanding (including accrued interest) on the Valuation Day the loan request is received. The Owner must submit a written request for a Policy loan. Any amount due an Owner under a loan will generally be paid within seven calendar days after the Company receives a loan request. Requests received at or after 3:00 P.M Central Time are processed as of the next Valuation Day.

When a Policy loan is made, an amount equal to the loan is transferred out of the sub-account(s) and the fixed account and into the Policy’s loan account. The Owner can specify the Sub-Accounts and Fixed Account from which collateral is transferred to the loan account. If no allocation is specified, collateral is transferred from each Sub-Account and from the Fixed Account in the same proportion that each Sub-Account value and the Fixed Account value bears to the total unloaned Policy value on the date that the loan is made.

Like the Fixed Account, a Policy’s loan account is part of Protective Life’s General Account. The Company charges interest daily on any outstanding loan at the following effective annual rates:

Loan Interest Rates

	Current Standard Charge	Guaranteed Standard Charge	Current Carry-Over Loan Charge	Guaranteed Carry-Over Loan Charge
Policy Years 1-10	5.0%	5.0%	4.0%	5.0%
Policy Years 11 and greater	3.0%	3.25%	3.0%	3.25%

Interest is due and payable at the end of each Policy Year while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Policy Debt.

The loan account is credited with interest at an effective annual rate of not less than 1.0% (3.0% current).

The difference between the rate of interest charged on borrowed money and the rate credited on the Loan Account is the net cost of the loan. The net cost of the loans is set forth in the table below.

Net Cost of Loans

	Current Standard Charge	Guaranteed Standard Charge	Current Carry-Over Loan Charge	Guaranteed Carry-Over Loan Charge
Policy Years 1-10	2.0%	4.0%	1.0%	4.0%
Policy Years 11 and greater	0.0%	2.25%	0.0%	2.25%

The current net cost of a standard loan is 2.0% per year during Policy Years 1 through 10 (4% guaranteed), and 0.0% thereafter (2.25% guaranteed). The current net cost of a carry-over loan is 1.0% per year during Policy Years 1 through 10 (4.0% guaranteed) and 0.0% thereafter (2.25% guaranteed).  On each Policy anniversary, an amount of Policy Value equal to any due and unpaid loan interest (explained below), is also transferred to the Loan Account. Such interest is transferred from each Sub-Account and the Fixed Account in the same proportion that each Sub-Account Value and the Fixed Account Value bears to the total unloaned Policy Value.

Since interest credited on the Loan Account is transferred to the Sub-Accounts and Fixed Account, even if the interest rate charged on the Policy Debt is equal to the rate credited on Policy Value in the Loan Account, unpaid interest will be added to the outstanding loan balance and will increase Policy Debt. If the Insured dies while a loan is outstanding, the Policy debt is deducted from the death benefit in calculating the death benefit proceeds.

A Policy loan may be repaid in whole or in part at any time while the Insured is living and the Policy is in force. Loan repayments will be credited as of the date they are received in the Home Office. Payments received at or after 3:00 P.M Central Time are processed as of the next Valuation Day. When a loan repayment is made, Policy

Value in the loan account in an amount equal to the repayment will be transferred from the loan account to the Sub-Accounts and/or the Fixed Account in the same proportion that premium payments are allocated. Amounts paid while a Policy loan is outstanding will be treated as premiums unless the Owner requests in writing that these payments be treated as repayment of indebtedness.

F. Endorsements

Overloan Protection Endorsement Under the provisions of this endorsement, the Policy will not Lapse and the Death Benefit will be at least $10,000 as long as all of the terms and conditions of the endorsement are met:

(1) The Policy has been in force at least 20 Policy Year;

(2) The Insured’s Attained Age is at least 65;

(3) Withdrawals in an amount equal to the total premiums paid have been taken;

(4) The Policy Debt is at least 95% of the Cash Value;

(5) The Policy Debt exceeds the Face Amount;

(6) Accelerated benefits have not been received under any endorsement or rider attached to your Policy;

(7) Monthly Deductions or premiums are not being credited or waived under any endorsement or rider attached to your Policy;

(8) Invoking this benefit does not result in a death benefit that is not compliant with our reasonable interpretation of the Code; and

(9) the Policy is not a modified endowment contract.

We deduct a charge for the Overloan Protection Endorsement. Upon exercise of the benefit under the Overloan Protection Endorsement, we deduct a charge equal to the lesser of the Policy Value minus Policy Debt or 5% of the Policy Value.

Income Provider Option Pre-Determined Death Benefit Payout Endorsement The endorsement converts the payment of Death Benefit Proceeds to the Beneficiary from a single lump sum to a series of payments pursuant to a specified payment schedule that describes the amount, frequency, duration and duration of payment of the Death Benefit Proceeds. If the Death Benefit is adjusted under the Policy while the Insured is living, the amounts shown in the payment schedule will be adjusted pro-rata. The Owner may choose to change the payment schedule or elect a lump sum payment of the Death Benefit Proceeds prior to the Insured’s death, but the Beneficiary will no be able to change the payment schedule after the Insured’s death.

Lapse Protection Endorsement The endorsement guarantees that the Policy will not lapse during the Lapse Protection Period set forth on your Policy Schedule, if for each month that the Policy has been inforce, the total premiums paid (less any withdrawals or Policy loans) is equal to, or greater than, the Minimum Monthly Guarantee Amount multiplied by the number of completed Policy months, including the current month, since the Policy Effective Date. The Minimum Monthly Guarantee Amount is based upon the Company’s anticipated cost of providing lapseprotection on a specific Policy for the stated Lapse Protection period. This provision is effective during the first 15 Policy Years (if the Insured’s Issue Age is 0 through 39), during the first 10 Policy Years (if the Insured’s Issue Age is 40 through 64), or during the first 5 Policy Years (for Insured’s Issue Age 65 and above). This amount varies with Policy benefits, Issue Age, sex and rate class of the Insured.

Terminal Illness Accelerated Death Benefit Endorsement. The endorsement provides for an accelerated death benefit payment to the Owner if the Insured has a qualifying terminal illness and all of the terms and conditions of the endorsement are met. The accelerated death benefit is based on a portion of the current Face Amount and is subject to a maximum accelerated death benefit. There is no cost or charge for the endorsement. However, a lien equal to the accelerated death benefit payment is established against the policy and accumulates interest. The primary impact of the lien and any accumulated interest is a reduction in the amount of the death benefit by the amount of the lien plus accumulated interest. The lien also reduces the amount available for loans and withdrawals.

Consult your sales representative and review the endorsement for limitations, terms and conditions.

Policy Loan Endorsement. The endorsement provides for carry-over loans on policies transferred to the Company under Section 1035 of the Internal Revenue Code. This endorsement is not available in New Jersey.

III. TRANSFERS

You may transfer the Fixed Account Value or any Policy Value in a Sub-Account to other Sub-Accounts or the Fixed Account, subject to certain restrictions described below.

Upon receipt of written notice or a telephone request from the Owner, the Company will accept transfer requests subject to the limitations described below. Transfer requests will be accepted at any time on or after the later of the following: (1) thirty days after the Policy effective date, or (2) six days after the expiration of the cancellation period. Transfers (including telephone transfers) are processed as of the date the request is received by the Company. Requests received at or after 3:00 P.M Central Time are processed as of the next Valuation Day. The minimum amount of Policy value that may be transferred is the lesser of: (1) $100; or (2) the entire amount in any Sub-Account or the Fixed Account from which the transfer is made. If, after the transfer, the amount remaining in a Sub-Account(s) or the Fixed Account is less than $100, the Company reserves the right to transfer the entire amount instead of the requested amount. The Company also reserves the right to limit transfers to 12 per Policy year and to charge a transfer fee for each additional transfer over 12 in any Policy year. If the fee is imposed, it will be deducted from the amount requested to be transferred. If an amount is being transferred from more than one Sub-Account or the Fixed Account, the transfer fee will be deducted proportionately from the amount being transferred from each.

Protective Life reserves the right to restrict the maximum amount that may be transferred from the Fixed Account, in any Policy Year, this is currently the greater of: (1) $2,500; or (2) 25% of the Fixed Account Value.

Transfers may be made upon instructions given by telephone; provided the appropriate election has been made on the application or written authorization is provided. We require a form of personal identification before acting on these telephone instructions. All transfer requests made by telephone instruction will be recorded as a method of documenting authenticity. A confirmation of all instructions received by telephone will be mailed to the Owner.

The Company currently intends to allow transfers for the foreseeable future, although the Prospectus provides that the Company may at any time, for any class of Policies, modify, restrict, suspend, or eliminate the transfer privilege (including telephone transfers). The Company may also restrict or refuse to honor excessive transfers, including “market timing” transfers.

The Owner may direct the Company to systematically and automatically transfer, on a monthly or quarterly basis, specified dollar amounts from the Fixed Account or from or to any Sub-Account(s). This is known as the dollar cost averaging method of investment. By transferring on a regularly scheduled basis, as opposed to allocating the total amount at one time, an Owner may be less susceptible to the impact of market fluctuations in Sub-Account unit values. The Company makes no guarantee that the dollar cost averaging method will result in a profit or protect against loss. The Company reserves the right to assess a processing fee for this service. The Company reserves the right to stop offering dollar cost averaging upon 30 days written notice.

To elect dollar-cost averaging, the Source Fund account value must be at least $5,000 at the time of election. The Owner may elect dollar cost averaging for periods of at least 6 months but no longer than 48 months. At least $100 must be transferred on a monthly basis and a minimum of $300 on a quarterly basis. No dollar cost averaging transfers may be made into the Fixed Account. Dollar-cost averaging transfers may commence on any day of the month that the Owner requests, except the 29th, 30th, or 31st. The default transfer date will be the modal anniversary day.

The Company will continue to process dollar cost averaging transfers until the earlier of the following:

(1)                                 the designated number of transfers has been completed;

(2)                                 the Source Fund value is depleted;

(3)                                 the Owner, by written notice, instructs the Company to cease the automatic transfers;

(4)                                 a grace period begins under the Policy; or

(5)                                 the maximum amount of Policy value has been transferred under a dollar cost averaging election.

The Owner may direct the Company to systematically and automatically transfer on a quarterly, semiannual, or annual basis, contract value among specified Sub-Accounts. This is known as the portfolio rebalancing method of investment and is done to achieve a particular percentage allocation among such Sub-Accounts. By transferring on a regularly scheduled basis as opposed to allocating the total amount at one time, an Owner may be less susceptible to the impact of market fluctuations in Sub-Account unit values. The Fixed Account value will not be considered in the automatic transfer process. The Company makes no guarantee that the portfolio rebalancing method will result in a profit or protect against loss. The Company reserves the right to assess a processing fee for this service. The Company reserves the right to stop offering portfolio rebalancing upon 30 days written notice.

The Applicant/Owner can elect portfolio rebalancing at the time of application or any time thereafter by submitting a written request to the Company. This feature is available on a quarterly, semiannual, and annual basis and may commence on any day of the month that the Owner requests, except the 29th, 30th or 31st. Once elected, portfolio rebalancing will begin on the first modal anniversary following the election.

The Company will continue to process these automatic transfers until the Owner requests the company to cease the automatic transfers, by written notice. This can also be requested by telephone if the Owner previously authorized us to take telephone instructions.

IV. REFUNDS

The right to examine and cancel the Policy is as defined in the Policy. The Owner may cancel a Policy for a refund during the Cancellation Period by returning it to the Company’s home office or to the sales representative who sold it along with a written request. The Cancellation Period is determined by the law of the state in which the application is signed and is shown in the Policy. In most states, it expires at the latest of: (1) 10 days after the Owner receives the Policy; (2) 45 days after the Owner signs the application; or (3) 10 days after the Company mails or delivers a Notice of Right of Withdrawal. Return of the Policy by mail is effective when it is received at the home office.

Within seven calendar days after receiving the returned Policy, the Company will refund (i) the difference between premiums paid and amounts allocated to the fixed account or the variable account (after deduction of any policy fees and/or other charges), plus (ii) fixed account value determined as of the date the returned Policy is received, plus (iii) variable account value determined as of the date the returned Policy is received. This amount may be more or less than the aggregate Premium Payments. In states where required, the Company will refund Premium Payments to the Owner of the Policy.

An increase in Face Amount may also be cancelled by the Owner in accordance with the Policy’s cancellation period provisions. The amount refunded will be calculated in accordance with the provisions described above. If no additional Premium Payments are required in connection with the Face Amount increase, the amount refunded is limited to that portion of the first monthly deduction following the increase and will be reallocated to the Sub-Account(s) and the Fixed Account in the same proportion that each sub-account value and the fixed account value bears to the total unloaned Policy Value as of the effective date of the cancellation. The effective date of this cancellation will be equal to the effective date of the face increase.

V. GENERAL PROVISIONS

A. Suicide

If the Insured commits suicide, while sane or insane, within two years from the Policy Effective Date, the death benefit will be limited to the premiums paid before death, less any Policy debt and less any withdrawals. If the Insured commits suicide, while sane or insane, within two years after an increase in face amount, the death benefit with respect to such increase shall be limited to the sum of the monthly cost of insurance charges deducted for such increase.

B. Representations and Contestability

The Company can not contest the Policy or any supplemental benefit and/or rider after the Policy or rider has been in force during the Insured’s lifetime for two years from the Policy Effective Date or the effective date of the rider, unless fraud is involved. The Company has the right to contest the validity of any policy change based on material misstatements made in any application for that change and any reinstatement of benefits within two years during the lifetime of the Insured after the reinstatement has been approved.

C. Misstatement of Age or Sex

Questions in the application concern the Insured’s date of birth and sex. If the date of birth or sex given in the application or any application for supplemental benefits and/or riders is not correct, the death benefit and any benefits provided under any riders to this Policy will be adjusted to those that would have been purchased by the most recent cost of insurance charge and the cost of any such supplemental benefits provided by such riders, at the correct age and sex.